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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549               OMB APPROVAL
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                          FORM 12B-25                    SEC FILE NUMBER
                                                            0-24833
                                                      ------------------------
                NOTIFICATION OF LATE FILING
                                                          CUSIP NUMBER
                                                           36114Q 10 9

(Check One): []Form 10-KSB []Form 20-F []Form 11-K [x]Form 10-QSB []Form N-SAR

              For Period Ended:  March 31, 1999
                                 --------------
             []  Transition Report on Form 10-K
             []  Transition Report on Form 20-F
             []  Transition Report on Form 11-K
             []  Transition Report on Form 10-Q
             []  Transition Report on Form N-SAR
             For the Transition Period Ended:__________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                    FutureLink Distribution Corp.
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Full Name of Registrant

                    Core Ventures, Inc.
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Former Name if Applicable

                    300, 250--6th Avenue S.W.
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Address of Principal Executive Office (Street and Number)

                    Calgary Alberta CANADA T2P 3H7
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.



                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period:

     The Company has virtually completed its quarterly consolidated financial statements. However, the Company has recently announced a number of material events which impact the 10-QSB to be filed, for which Reports on Form 8-K have been filed. These material events include the completion of a major private placement financing (see Form 8-K filed May 7, 1999), changes in the Company's Board of Directors (see Form 8-K filed May 14, 1999) and the Company's plans to proceed with a reverse stock split (see Form 8-K filed May 17, 1999). The efforts required on the part of the Company to initially report these numerous recent material events and to also adequately disclose these matters in the Company's Form 10-QSB now due have been extremely high. Minor adjustments continue to be made to the Company's draft 10-QSB to ensure adequate disclosure.

     The Company has used its best efforts to complete the Form 10-QSB in a timely manner; however, due to the above described circumstances the Company is unable to complete the Form 10-QSB within the prescribed time limit without unreasonable effort or expense. The Company fully expects to complete the Form 10-QSB within the five day extension period permitted by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Kyle B. A. Scott                                        (403)                       509-5015
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                           (Name)                        (Area Code)               (Telephone Number)
(2)    Have all other periodic reports required under Sections 13 or 15(d)
       of the Securities Exchange Act of 1934 or Section 30 of the Investment
       Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
       filed?  If the answer is no, identify report(s).                              [x] Yes  [ ] No

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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?                                                              [x] Yes  [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See Appendix 1, attached.
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                          FutureLink Distribution Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 17, 1999                 By   [signed: Cameron B. Chell]
      --------------------------          ------------------------------------------------------------
                                          Cameron B. Chell
                                          Chairman of the Board, Chief Executive Officer and President

                                                                 SEC 1344 (6/94)

                                   APPENDIX 1
                                 TO FORM 12B-25
                               FILED MAY 17, 1999
                                       BY
                         FUTURELINK DISTRIBUTION CORP.


The Company anticipates reporting significant changes in results from operations on its earnings statements to be included in its consolidated quarterly financial statements for the quarterly period ended March 31, 1999, to be included in its Form 10-QSB for the quarter ended March 31, 1999, versus results from operations for the quarterly period ended March 31, 1998, primarily as a result of the two significant acquisitions effected by the Company during 1998.

Prior to 1998, FutureLink, formerly Core Ventures Inc., was an inactive mining company. In January 1998, the Company changed its name and acquired the controlling stake (46%) of FutureLink Distribution Corp., an Alberta, Canada, corporation ("FutureLink Alberta"). Later in 1998 and into early 1999, the Company completed the acquisition of the remainder of FutureLink Alberta. A second major acquisition was effected August 24, 1998, being the Company's acquisition of all of the issued and outstanding shares of Riverview Management Corporation (now FutureLink/SysGold Ltd.), also an Alberta Corporation. The Company's consolidated earnings statements now reflect the impact of these subsidiaries' operations and earnings, but the Company had little in the way of operations and earnings during the first quarter of 1998.

While minor alterations continue to be effected to the Company's financial statements for the quarterly period ended March 31, 1999, the Company is confident in releasing the following reasonable estimate of operating results:



                                          Quarter Ended   Quarter Ended
                                          March 31, 1999  March 31, 1998
                                               ($)             ($)
Revenue                                    1,743,625               0
Loss from Operations                      (3,221,310)        (55,725)
Net Loss                                  (3,102,323)       (196,952)
Weighted Avg. Number
of Shares Outstanding                     29,069,963      11,468,389
Loss per Common Share                          (0.11)          (0.02)


                                                                 SEC 1344 (6/94)